March 20, 2020

Jacques Stern
Chief Executive Officer
Global Blue Group Holding AG
Z richstrasse 38
8306 Br ttisellen
Switzerland

       Re: Global Blue Group Holding AG
           Registration Statement on Form F-4
           Filed February 24, 2020
           File No. 333-236581

Dear Mr. Stern:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

Cover Page

1. Please revise the cover page of the proxy statement/prospectus so that it describes the business combination and related transactions, their purpose and their effect in plain
       English rather reciting complex and technical details and defining numerous terms.
Questions and Answers About the Proposals
Q. What happens if a substantial number of Public Stockholders..., page 23

2. Please disclose that if the company is unable to meet the listing standards for the NYSE or another securities exchange that the merger will not be consummated. Jacques Stern
FirstName LastNameJacques Stern
Global Blue Group Holding AG
Comapany2020
March 20, NameGlobal Blue Group Holding AG
March 20, 2020 Page 2
Page 2
FirstName LastName
Other Financial Data of Global Blue , page 39

3. We note your disclosure of Adjusted Effective Tax Rate on page 42. Please revise page
         42 to disclose the Effective Tax Rate calculated in accordance with IFRS with greater prominence. Refer to Item 10(e)(1) of Regulation S-K. Similar concerns apply to the disclosure of Adjusted Effective Tax Rate throughout the filing.
4. We note your presentation of Free Cash Flow to Equity on page 43 and throughout your filing. Please revise to reconcile to the most directly comparable IFRS measure, cash used in operating activities. Also, revise to label the measure "Adjusted Free Cash Flow."
         Refer to Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations.
Risk Factors
Risks Relating to Global Blue
Global Blue's business is dependent on the overall level of consumer spending..., page 50

5. Please quantify the portion of your business that serves the leisure segment of the travel industry.
Global Blue's TFS business is dependent on its airport concessions..., page 54

6. Please disclose the percentage of your TFS points that are located in airports.
Risks Related to New Global Blue's Business and Operations Following the
Business
Combination, page 67

7. Please add risk factor disclosure that discusses the reduced disclosure requirements for emerging growth companies and that your financial statements may not be comparable to companies that comply with public company effective dates due to your election to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act.
Shareholders will have limited ability to bring an action against New Global Blue..., page 71

8. You state that the articles of association of New Global Blue "will provide for arbitration in Zurich, Switzerland for corporate litigation, including, without limitation, legal proceedings between New Global Blue and its directors and its shareholders." Please provide a description of this provision and clarify whether, and if so how, this provision affects the rights of your holders to pursue claims under United States federal securities laws. Also, discuss the material risks of the provision or other impacts on shareholders and any uncertainty about enforceability. Please make corresponding changes to your description of securities section.
 Jacques Stern
FirstName LastNameJacques Stern
Global Blue Group Holding AG
Comapany2020
March 20, NameGlobal Blue Group Holding AG
Page 3
March 20, 2020 Page 3
FirstName LastName
The Business Combination Proposal
Background of the Business Combination, page 102

9. Please provide additional disclosure regarding the other potential target that was abandoned by mutual consent. In this regard, please disclose the line of business of the target entity, the date the transaction was abandoned and the reasons for abandoning the potential transaction.
10. Expand your disclosure of the parties' negotiations of the business combination and related transactions to discuss the specific, material terms proposed in the letters of intent, drafts of the merger agreement, and related transactions, the terms and conditions of the final merger agreement, the determination of the final structures of the proposed transactions, and the ultimate amounts and forms of consideration for each transaction.
11. Please briefly describe the alternative potential transactions Messrs. Farley and Bonanno presented to the board of directors on November 8, 2019.
FPAC's Board of Directors' Reasons for the Approval of the Business Combination, page 110

12. Please disclose the specific companies in the peer groups to which the implied acquisition multiple represents a discount.
Material Tax Considerations, page 117

13. You disclose that New Global has received an opinion from Simpson Thacher & Bartlett
         LLP on the tax consequences of the merger. It appears that the tax opinion is subject to uncertainty. Please highlight that this is the case and disclose the degree of uncertainty. In addition, please remove language assuming the legal conclusions underlying the opinion, such as the assumption that the merger, taken together with related transactions, qualifies as a Section 351 exchange.
Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 135

14. We note that in a no redemption scenario the pre-Business Combination shareholders of
         FPAC (Public and Founders) and the Affiliated Secondary PIPE investor, who is affiliated with the Founder, will have an aggregate ownership interest of approximately 44.6%, while the pre-Business Combination shareholders of Global Blue will have an aggregate ownership interest of approximately 42.1%. Please tell us how you concluded that the pre-Business Combination shareholders of Global Blue will have the largest ownership of
         New Global Blue.
 Jacques Stern
FirstName LastNameJacques Stern
Global Blue Group Holding AG
Comapany2020
March 20, NameGlobal Blue Group Holding AG
Page 4
March 20, 2020 Page 4
FirstName LastName
Note 15, page 141

15. Please tell us how you will account for the refinancing of your loan under IFRS 9, including whether you consider the refinancing to be an extinguishment, substantial modification, or non-substantial modification. In this regard, tell us whether a gain or loss will be recognized and the basis for your conclusion.
Pro Forma Adjustments to the Unaudited Condensed Combined Statement of Financial Position
Note 11, page 141

16. We note your disclosure on page 12 of the cash consideration under the no redemption and maximum redemption scenarios. Please reconcile these amounts to those on the pro forma balance sheet on page 137.
Pro Forma Adjustments to the Unaudited Pro Forma Condensed Combined Income Statement
Earnings per share, page 147

17. We note from your disclosure on page 260 that Series A Preferred Shares have the same dividend rights and enjoy preferred dividends. Please tell us what consideration was given to paragraphs A13 and A14 of IAS 33 in your pro forma basic earnings per share calculation.
Other Information Respecting Global Blue
Investigations, page 196

18. Revise to disclose the FCA investigation matter in your footnote to the financial statements or explain why you believe it is not necessary. Also, disclose an estimate of the financial effect or explain why it is not practicable to do so. Refer to paragraph 86 of
         IAS 37.
Tax matters, page 196

19. We note your disclosure related to the potential tax liabilities. Please revise to disclose these matters in your footnotes to the financial statements or explain why you believe it is not necessary. Refer to paragraph 88 of IAS 12 and paragraph 86 of IAS 37.
Global Blue's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Factors Affecting Global Blue's Business and Results of Operations
External factors, page 210

20. We note the SiS and Revenue Split information for 2019 provided on page 212. Please provide this information for all financial statement periods presented.
21. Please disclose the method by which you calculate your net churn and disclose this information for the periods presented.
 Jacques Stern
Global Blue Group Holding AG
March 20, 2020
Page 5
Key Performance Indicators, page 214

22. Your disclosure on page 174 discusses the number of transactions you process. In light of the significance of the number of transactions processed, please tell us whether you consider the number of transactions to be a key metric.
Global Blue Group AG Consolidated Financial Statements
Note 3 Significant accounting policies
Revenue recognition, page F-18

23. Please explain your basis for recognizing the commission received from providing
       VAT service revenue, net of the share paid to the merchant. Refer to IFRS 15 paragraphs
       B34 through B37.
24. Please explain your basis for recognizing the AVPS commission net of commissions paid to the merchant and acquiring bank. Refer to paragraphs B34 through B37 of IFRS 15.
Note 6 Segment Information, page F-35

25. Please tell us if revenues attributed to any individual country in Europe are material, and revise your disclosure accordingly. Refer to paragraph 33 of IFRS 8.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                             Sincerely,
FirstName LastNameJacques Stern
                                                             Division of
Corporation Finance
Comapany NameGlobal Blue Group Holding AG
                                                             Office of
Technology
March 20, 2020 Page 5
cc:       Howard A. Kenny
FirstName LastName